                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)
                                (Amendment No. 5)

                              Hanover Direct, Inc.
                                (Name of Issuer)

                        Common Stock, $0.66 2/3 par value
                         (Title of Class of Securities)

                                   440506 10 3
                                 (CUSIP Number)

          Mr. Kurt Nauer                   Robert P. Wessely, Esq.
          Richemont Finance S.A.           Dorsey & Whitney LLP
          35 Boulevard Prince Henri        250 Park Avenue
          L 1724 Luxembourg                New York, New York  10177
          011-352-227-252                  (212) 415-9200
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 26, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box | |.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(g), for other parties to whom copies are to be sent.

                         (Continued on following pages)
                               Page 1 of 20 Pages

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richemont Finance S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  | |

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

               7    SOLE VOTING POWER

                    29,446,888 shares

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           29,446,888 shares
    WITH
               10   SHARED DISPOSITIVE POWER

                    0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,446,888 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.29%

14   TYPE OF REPORTING PERSON*

     CO

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richemont Holdings S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  | |

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

               7    SOLE VOTING POWER

                    29,446,888 shares

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           29,446,888 shares
    WITH
               10   SHARED DISPOSITIVE POWER

                    0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,446,888 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.29%

14   TYPE OF REPORTING PERSON*

     CO, HC

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Richemont S.A.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  | |

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Luxembourg

               7    SOLE VOTING POWER

                    29,446,888 shares

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           29,446,888 shares
    WITH
               10   SHARED DISPOSITIVE POWER

                    0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,446,888 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.29%

14   TYPE OF REPORTING PERSON*

     CO, HC

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Compagnie Financiere Richemont AG

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  | |

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

               7    SOLE VOTING POWER

                    29,446,888 shares

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           29,446,888 shares
    WITH
               10   SHARED DISPOSITIVE POWER

                    0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,446,888 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.29%

14   TYPE OF REPORTING PERSON*

     CO, HC

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     Compagnie Financiere Rupert

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  | |
                                                                 (b)  | |

3    SEC USE ONLY



4    SOURCE OF FUNDS*

     N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   | |



6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Switzerland

               7    SOLE VOTING POWER

                    29,446,888 shares

  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0 shares
  OWNED BY
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           29,446,888 shares
    WITH
               10   SHARED DISPOSITIVE POWER

                    0 shares

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     29,446,888 shares

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  | |



13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     21.29%

14   TYPE OF REPORTING PERSON*

     CO, HC

Item 1. Security and Issuer

      This Amendment No. 5 to Statement on Schedule 13D, filed with respect to events that occurred on December 26, 2002, relates to shares of Common Stock, par value $0.66 2/3 per share (the "Common Stock"), of Hanover Direct, Inc., a Delaware corporation (the "Issuer"), whose principal executive offices are located at 115 River Road, Building 10, Edgewater, New Jersey 07020. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning ascribed thereto in the original Statement on Schedule 13D filed on June 16, 1997.

Item 2. Identity and Background

      (a) - (c) and (f). This Statement on Schedule 13D is filed on behalf of Richemont Finance S.A. ("Richemont"), Richemont S.A., Compagnie Financiere Richemont AG, Compagnie Financiere Rupert and Richemont Holdings S.A. (collectively, the "Reporting Persons"). The following table sets forth the name, the State or other place of organization, the principal business, the address of such principal business and the address of the principal office of each of the Reporting Persons.

         NAME:                                              RICHEMONT FINANCE S.A.
         State of organization:                             Luxembourg

         Principal business:                                Finance affiliate of Compagnie
                                                            Financiere Richemont AG, a Swiss public
                                                            company with interests primarily in the fields
                                                            of luxury goods and tobacco products

         Address of principal business:                     35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         Address of principal office:                       35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         NAME:                                              RICHEMONT HOLDINGS S.A.
         State of organization:                             Luxembourg

         Principal business:                                Holding Company

         Address of principal business:                     35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         Address of principal office:                       35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         NAME:                                              RICHEMONT S.A.
         State of organization:                             Luxembourg

         Principal business:                                Finance affiliate of Compagnie
                                                            Financiere Richemont AG, a Swiss public
                                                            company with interests primarily in the fields
                                                            of luxury goods and tobacco products

         Address of principal business:                     35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         Address of principal office:                       35 Boulevard Prince Henri
                                                            L 1724 Luxembourg

         NAME:                                              COMPAGNIE FINANCIERE RICHEMONT AG
         State of organization:                             Switzerland

         Principal business:                                A Swiss public company with interests
                                                            primarily in the fields of luxury goods and
                                                            tobacco products

         Address of principal business:                     Rigistrasse 2
                                                            6300 Zug Switzerland

         Address of principal office:                       Rigistrasse 2
                                                            6300 Zug Switzerland

         NAME:                                              COMPAGNIE FINANCIERE RUPERT
         State of organization:                             Switzerland

         Principal business:                                A partnership limited by shares, the principal
                                                            business of which is the holding of investments

         Address of principal business:                     Rigistrasse 2
                                                            6300 Zug Switzerland

         Address of principal office:                       Rigistrasse 2
                                                            6300 Zug Switzerland

      The name, citizenship, business address and present principal occupation or employment of each executive officer and director of the Reporting Persons, as well as the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted, are set forth in Exhibit A.

      (d) - (e). During the five years prior to the date hereof, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director of the Reporting Persons, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

      Not Applicable

Item 4. Purpose of the Transaction

      Except as described in this Item 4 and elsewhere in this Schedule 13D, the Reporting Persons do not have any plans or proposals which relate to or would result in: (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (e) any material change in the present capitalization or dividend policy of the Issuer; (f) any other material change in the Issuer's business or corporate structure; (g) changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (h) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an interdealer quotation system of a registered national securities association; (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act, as amended; or (j) any action similar to those enumerated above. In the future, however, the Reporting Persons reserve the right to adopt such plans or proposals.

Item 5. Interest in Securities of the Issuer

      (a) and (b). The beneficial ownership of the Reporting Persons other than Richemont is indirect through Richemont. The Issuer reported a total of 138,315,800 shares of Common Stock issued and outstanding as of November 17, 2002. Pursuant to Rule 13d-3, the Reporting Persons may be deemed to beneficially own 29,446,888 shares, or 21.29% of the outstanding Common Stock. For purposes of Section 13(d), the Reporting Person may be deemed to have sole power to vote and sole power to dispose of 29,446,888 of such shares.

      (c) The Reporting Persons previously reported shared voting and shared dispositive power with respect to 1,510,000 shares of Common Stock owned by NAR Group Limited ("NAR"), of which Richemont was a shareholder. NAR is in the process of distributing certain assets to its shareholders. As a result, on December 26, 2002,

Richemont was issued 755,000 shares of the Issuer's Common Stock, representing a pro rata transfer from NAR.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Except as described therein and in this Item 6, none of the Reporting Persons nor, to the best of their knowledge, any executive officer or director thereof, has any contract, arrangement, understanding or relationship with one or more security holders of the Issuer or others, with respect to the purchase, holding, voting or disposition of shares of Common Stock or other securities of the Issuer which are convertible or exercisable into such shares. Each of such persons reserves the right to enter into any such contract, arrangement, understanding or relationship in the future.

Item 7. Material to be Filed as Exhibits

      Exhibit A    Information Concerning Reporting Persons' Officers and
                   Directors.

                                   Signatures

      After reasonable inquiry and to the best of the knowledge and belief of each of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: March 20, 2003
                                           RICHEMONT FINANCE S.A.


                                           By: /s/ Robert P. Wessely
                                               ---------------------------------
                                               Robert P. Wessely, its
                                               Attorney-in-Fact

                                           RICHEMONT HOLDINGS S.A.

                                           By: /s/ Robert P. Wessely
                                              ---------------------------------
                                              Robert P. Wessely, its
                                              Attorney-in-Fact


                                           RICHEMONT S.A.

                                           By: /s/ Robert P. Wessely
                                              ---------------------------------
                                              Robert P. Wessely, its
                                              Attorney-in-Fact


                                           COMPAGNIE FINANCIERE RICHEMONT AG

                                           By: /s/ Robert P. Wessely
                                              ---------------------------------
                                              Robert P. Wessely, its
                                              Attorney-in-Fact


                                           COMPAGNIE FINANCIERE RUPERT

                                           By: /s/ Robert P. Wessely
                                              ---------------------------------
                                              Robert P. Wessely, its
                                              Attorney-in-Fact

                                  Exhibit Index

Exhibit A.  Information Concerning Reporting Persons' Officers and Directors.